

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Kevin R. Lind
Executive Vice President and Chief Financial Officer
ARENA PHARMACEUTICALS INC
6154 Nancy Ridge Drive
San Diego, CA 92121

      Re: ARENA PHARMACEUTICALS INC
          Form 10-K for the Year Ended December 31, 2017
          Filed March 14, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed May 9, 2018
          File No. 000-31161

Dear Mr. Lind:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
1. Basis of Presentation
Changes in Accounting Policies - Revenue Recognition, page 5

1.   You have recognized an impairment loss of $13.1 million related to the asset group of your Manufacturing Operations disposed of during the quarter ended March 31, 2018 and reported this amount in the cumulative effect adjustment recorded upon the adoption of ASC 606 at January 1, 2018. Please help us understand how you determined your impairment charge and its reporting within the $19 million cumulative adjustment. Please

tell us each significant asset that was impaired and describe your methodology for determining your impairment charges. Explain to us the material facts, circumstances and assumptions you considered in determining the amount and the timing of the impairment charge.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551-3613 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance